Exhibit 99.3

 3  When  Tuesday, June 20, 2023 at 1:00 p.m. (Eastern Time)  Where  Royal Bank Plaza, North Tower 200 Bay Street, Suite 1600 Toronto, Ontario  Notice of annual meeting  of common shareholders of Algonquin Power  & Utilities Corp.  Business of the annual meeting of common shareholders  At the meeting, shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) will be asked to:  Receive the financial statements of the Corporation as at and for the year ended December 31, 2022 and the report of the auditor on the statements;  Re-appoint Ernst & Young LLP as the auditor of the Corporation for the ensuing year;  Elect directors for the ensuing year;  Consider and, if thought fit, pass an advisory resolution (the full text of which is set out on page 14 of the accompanying Management Information Circular) approving the Corporation’s approach to executive compensation, as further described in the Management Information Circular; and  Consider any other business that may be properly brought before the Meeting or any adjournment thereof.  By order of the Board of Directors,  Kenneth Moore,  Chair of the Board of Directors April 27, 2023